SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

MC Shipping Inc.

(Name of Issuer)

Common Stock (par value $.01 per share)
(Title of Class of Securities)

55267Q 104
(CUSIP Number)

Ronald O. Mueller, Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW 20036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55267Q 104	13 D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS	SECURITAS HOLDING CORPORATION
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS**	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION	LIBERIA

NUMBER OF	7.	SOLE VOTING POWER:	4,168,000

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER	N/A

OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER	4,168,000

REPORTING

PERSON	10.	SHARED DISPOSITIVE POWER	N/A

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,168,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.8%

14	TYPE OF REPORTING PERSON*	CO

**SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 55267Q 104	13 D/A	Page 3 of 6 Pages

     This Statement constitutes Amendment No. 10 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 9, 1989 (the “Schedule 13D”), as subsequently amended.

     This Amendment No. 10 is being filed by Securitas Holding Corporation, a Liberian corporation (the “Filing Person” or “Securitas”). The Purpose of this Amendment No. 10 is to amend the Schedule 13D by reflecting possible plans or proposals being considered by the Filing Person. Pursuant to Rule 101(a)(2)(ii) of SEC Regulation S-T, this amendment restates to the extent applicable the entire text of the Schedule 13D as subsequently amended. The Schedule 13D and certain amendments thereto were filed on behalf of the Filing Person and Greysea Limited, a Guernsey, Channel Islands corporation (“Greysea”), pursuant to a joint filing agreement, although the Filing Person and Greysea disclaimed being members of a group. At the time the original Schedule 13D was filed, the Filing Person and Greysea were both parties to an agreement relating to certain shares of the Common Stock of the Issuer (as those terms are defined below), which agreement has expired, and the Filing Person owned 50% of V. Ships Inc., a Liberian corporation in which Greysea owned the remaining 50%, although the Filing Person has since disposed of its stock in V. Ships Inc. Accordingly, this Amendment No. 10 is filed solely by the Filing Person.

Item 1. Security and Issuer

     This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of MC Shipping Inc. (the “Issuer”), a Liberian corporation, the principal place of business and executive officers of which are Clarendon House Church Street, Hamilton, Bermuda D0 HM CX.

Item 2. Identity and Background

     This statement is being filed by Securitas Holding Corporation (the “Filing Person” or “Securitas”). The principal place of business and executive offices of Securitas are located at L’Aigue Marine, 24 Avenue de Fontvieille, Monaco, Principality of Monaco 98090.

     Securitas is the sole trustee of a trust. which owns the assets of the Vlasov Group of shipping companies (the “Vlasov Group”). Veegroup Holdings Inc. a Liberian corporation and wholly owned subsidiary of Securitas whose name was subsequently changed to Vlasov Group Inc. (“Veegroup”), serves as a holding company for the Vlasov Group. Vlasov Investment Corporation (“VIC”) is an indirect wholly owned subsidiary of Securitas. The Vlasov Group has been active in the international shipping industry as owners, operators and managers of vessels of many types for over 50 years; currently, the Vlasov Group includes numerous companies located worldwide involved in virtually all aspects of sea trade.

     As reported on the Schedule 13D and subsequent amendments thereto, in connection with the initial public offering, Veegroup acquired 150,000 shares of the Issuer’s Common Stock, and thereafter VIC acquired additional shares of the Issuer’s Common Stock through subsequent purchases. Through its wholly owned subsidiaries, Securitas is the beneficial owner of the shares of the Issuer’s Common Stock subject to this Statement.

CUSIP No. 55267Q 104	13 D/A	Page 4 of 6 Pages

     Item 2 information regarding the executive officers and directors of Securitas is included on Appendix A attached hereto, which schedule is incorporated herein by reference.

     To the best of the Filing Persons’ knowledge, during the last five years, neither Securitas nor any director or executive officer of Securitas, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Veegroup and VIC used their respective working capital to acquire the shares of the Issuer’s Common Stock purchased by each.

Item 4. Purpose of Transaction

     Securitas acquired shares of Common Stock of the Issuer for investment purposes. However, the directors of Securitas Holding Corporation have determined to evaluate its continuing investment in shares of the Issuer and may determine to maintain or to divest some or all of the shares it beneficially owns. Any such divestment, if ultimately approved, could occur through possible open market sales, sales to one or more investors through privately negotiated transactions, or distribution of shares to beneficiaries of the trust. In this regard, Securitas has received offers or indications of interest to purchase the shares, although it has not determined whether to pursue any such offer or indication of interest. Except as otherwise indicated in this Item 4, Securitas has no plans or proposals with respect to the Issuer that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but reserves the right to determine to pursue any such transactions.

Item 5. Interest in Securities of the Issuer.

(a)	As of April 26, 2004, Securitas was the beneficial owner of 3,969,524 shares of the Issuer’s Common Stock, representing 47.8% of the 8,308,508 shares of Common Stock outstanding as of March 10, 2004, as reported on the Issuer’s Form 10-K filed on March 19, 2004. On April 27, 2004, the Filing Person acquired an additional 198,476 shares of Common Stock as a result of a stock dividend announced by the Issuer on April 2, 2004. On that date, the Issuer announced the distribution of a stock dividend of 1 share for every 20 shares owned, rounded up to the nearest multiple of 20. The record date for the stock dividend was April 16, 2004 and the payment date is April 30, 2004. Although the Issuer has not reported the number of shares of Common Stock outstanding as a result of the stock dividend, the Filing Person does not believe that it has resulted in a significant change to the percentage of the Issuer’s stock beneficially owned by it.

CUSIP No. 55267Q 104	13 D/A	Page 5 of 6 Pages

(b)	Subject to any record date requirements, Securitas through its wholly owned subsidiaries has the power to direct the vote and/or the disposition of the Common Stock beneficially owned by it.

(c)	The foregoing number of shares and the shares reported on page 2 of this Schedule 13D includes 198,476 shares of Common Stock issued to the Filing Person on April 27, 2004, pursuant to the stock dividend described above.

(d)	Securitas, through its wholly owned subsidiaries, has the power to direct the receipt of dividends from , or the proceeds from the sale of, the Common Stock beneficially owned by it.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 3, 2004	By:	/s/ Mauro Terrevazzi

Mauro Terrevazzi
Director

CUSIP No. 55267Q 104	13 D/A	Page 6 of 6 Pages

APPENDIX A

Executive Officers and Directors of
Securitas Holding Corporation

Name	Principal Occupation	Address

Lester Crown President and Director	General Partner, Private Investment Firm	Henry Crown & Company 222 Lasalle Street Chicago, IL 60601-1102

James S. Crown Director	General Partner, Private Investment Firm	Henry Crown & Company 222 Lasalle Street Chicago, IL 60601-1102

John Whittington Treasurer and Director	Retired Businessman	8, Avenue de l’ Annonciade MC 98000 Monaco

Mauro Terrevazzi Director	Shipping Company Executive	Vlasov Shipping SAM L’ Aigue Marine 24, Avenue de Fontvieille P.O. BOX 628 MC 98013 Monaco Cedex

Tullio Biggi Secretary and Director	Shipping Company Executive	V.Ships ( Monaco) SAM L’ Aigue Marine 24, Avenue de Fontvieille P.O. BOX 639 MC 98013 Monaco Cedex